UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road
#04-04 Luzerne
Singapore 339940
+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on May 20, 2026 (the “Original Report”).

This Amended Report amends the Original Report to (i) replace “an Amended and Restated 2023 Equity Incentive Plan” in the title to “2025 Equity Incentive Plan (Revised and Updated on May 8, 2026)”, (ii) replaces “an Amended and Restated 2025 Equity Incentive Plan” in the first paragraph to “2025 Equity Incentive Plan (Revised and Updated on May 8, 2026)”, and (iii) amends the name of exhibit 99.1 in the exhibit index to “2025 Equity Incentive Plan (Revised and Updated on May 8, 2026)”.

No other change to the Original Report is made by this Amended Report.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: May 28, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer